News Release

Burcon Announces Auditor Resignation and AGM Postponement

Vancouver, British Columbia, September 2, 2022 -- Burcon NutraScience Corporation ("Burcon" or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, today announced the resignation of its auditors, PricewaterhouseCoopers LLP ("PwC"), effective September 1, 2022 and that it is postponing its annual meeting of shareholders (the "AGM"), which was to be held on September 14, 2022.

PwC has confirmed that there have been no "reportable events", "disagreements" or "unresolved issues" (as such terms are defined in National Instrument 51-102 - Continuous Disclosure Obligations).

Due to the inopportune timing of PwC's notice of resignation, the Company's Board of Directors decided to postpone the AGM until the Company has appointed a successor auditor.  The Company is engaged in discussions with potential successor audit firms and expects to engage a new audit firm shortly.

The Company will provide an update regarding the appointment of a successor auditor and the new date for the AGM in a further news release.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built and commissioned a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, including statements with respect to the appointment of a successor auditor. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include our ability to comply with Nasdaq listing rules, the implementation of our business model and growth strategies; trends and competition in our industry our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2022 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Director, Investor Relations

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM